June 9, 2015

VIA EDGAR

Re:	K2M Group Holdings, Inc.
Registration Statement on Form S-3
File No. 333-204604

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, K2M Group Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 2:00 p.m., Washington, D.C. time, on June 11, 2015, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information with respect to this letter, please contact Kenneth Wallach (212-455-3352) of Simpson Thacher & Bartlett LLP.

[Signature Page Follows]

Very truly yours, K2M GROUP HOLDINGS, INC.

By:	/s/ Gregory Cole
Name: Gregory Cole Title: Chief Financial Officer

[Signature Page – Acceleration Request]